Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

2007 DEC 18 A 10: 14

November 22, 2007

SUPPL

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

07028702

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases issued October 16 through November 14, 2007. Attached to the November 14th news release is the Third Quarter Report and accompanying Certification of Interim Filings Form 52-109F2.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

12/19

#82-34714

RECE...

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Over One Kilometre Grading 1.01% Copper and 1.26 g/t Gold Intercepted at Imperial's Red Chris Property

Vancouver, BC – October 16, 2007 - **Imperial Metals Corporation (TSX:III)** reports additional assay results for hole RC07-335, drilled vertically in the East Zone at the Company's Red Chris project.

The mineralized intersection in hole RC07-335, the longest in the Company's history, graded 1.01% copper, 1.26 g/t gold and 3.92 g/t silver over 1024.1 metres. The hole bottomed in strong mineralization. Results of the first 825.7 metres of this hole were released on August 14, 2007. The mineralization in RC07-335, drilled in the core of the East Zone, is continuous from bedrock surface and extends at least 679 vertical metres below the currently designed open pit.

A vertical hole (RC07-336) was drilled in the core of the Main Zone intersecting 996.4 metres grading 0.4% copper, 0.38 g/t gold and 1.29 g/t silver. Hole RC07-336 also bottomed in mineralization.

Both holes demonstrate the Red Chris mineral system is much more extensive at depth than previously outlined.

A total of six holes were completed in the 2007 drill program; two on the Main Zone and four on the East Zone. The 2007 drilling represents the deepest penetration of the Red Chris deposit and the results provide encouragement regarding the ultimate size and grade of this copper/gold system. Results to date are listed in the table below. Results from the final four holes are pending and will be released upon receipt.

Drill Hole #	Total Length (m)	Interval from (m)	Interval To (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
RC07-335	1029.0	4.9	1029.0	1024.1	1.01	1.26	3.92
including		7.5	247.5	240	1.84	1.74	6.21
including		827.5	1029	201.5	0.73	1.22	3.58
RC07-336	1000.7	4.3	1000.7	996.4	0.40	0.38	3.12
including		195.0	267.5	72.5	1.26	1.22	1.29

Steve Robertson, P.Geo., designated as the Qualified Person defined by National Instrument 43-101, reviewed the data as described in this release. Samples were analyzed at Acme Analytical Laboratories in Vancouver. A comprehensive QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. The purpose of the 2007 drill program at Red Chris was to investigate the system at depth and further work will be required to define the system dimensions at depth. The true width cannot be determined at this time.

Red Chris is a copper/gold deposit situated 20 kilometres southeast of the village of Iskut in northwest British Columbia. Imperial welcomes the recent announcement by the Provincial Government to proceed with the construction of the Northwest Transmission Line. The new 287 kilovolt (kV) line will extend 335 kilometres from Terrace, north to Bob Quinn Lake. Presently 138 kV power supply grid is available only up to Meziadin Junction. The Northwest Transmission Line will bring 287 kV power supply to within 125 kilometres of the Red Chris project.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the Sterling gold mine in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com



N
W
E
S
A
Section 452710E
B
EAST ZONE
MAIN ZONE
07-338
(0/-78)
07-339
(95/-66)
07-340
(95/-66)
07-335
(0/-90)
07-337
(0/-75)
07-336
(0/-90)
Proposed Pit Outline
Imperial Metals
2007 RED CHRIS PROPERTY DRILLING
2007 Drilling
2007 Drilling - Results Pending
Historical Drilling
2007 drill hole traces
0
100
200
400
Metres
October 16, 2007



1600
1400
1200
1000
800
600
400
Vertical Section Looking East
A
B
2004 Feasibility Study Design Pit
Hole 07-338
Assays pending
Hole 07-335
1.01% Copper
1.26 g/t Gold
3.92 g/t Silver
over 1024.1 metres
Imperial Metals
RED CHRIS PROPERTY - East Zone
VERTICAL CROSS-SECTION, 452710E
Drilling Showing
Copper Equiv. in %
0 - 0.1%
> 0.1%
> 0.2%
> 1%
0
50
100
150
200
250
Metres
October 16, 2007

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Appeal Filed in Federal Court Ruling Regarding Imperial's Red Chris Project

Vancouver, BC – October 31, 2007 – **Imperial Metals Corporation (TSX:III)** reports that appeals have been filed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada and by bcMetals Corporation (a wholly owned subsidiary of Imperial Metals Corporation) in connection with the September 25, 2007 ruling of the Federal Court of Canada which set aside the Federal Screening Report of bcMetals' Red Chris project, issued in May, 2006.

At issue is the nature of the discretion of Federal authorities to scope a project under the Canadian Environmental Assessment Act.

The Red Chris Project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information including the fact that the project was undergoing a full Provincial environmental assessment, it was determined that the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full cooperation with the Federal responsible authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental, and socio-economic elements of the project and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace, and Stewart and the Government Agent's office in Dease Lake and Band Offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the BC Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris Project.

In July 2005, the Provincial Environmental Assessment Report concluded that the project was not likely to cause significant adverse environmental effects. The project subsequently received a Provincial Environmental Certificate. In April 2006, the Federal responsible authorities issued their Screening Report which also concluded that the project was not likely to cause significant adverse environmental effects.

The appealed judgment impacts only the Federal environmental assessment. There is no impact on the Provincial Environmental Certificate. If the appeal is successful, the Screening Report will stand. If the appeal is unsuccessful, the responsible Federal authorities will be required to carry out a comprehensive study level review, substantially duplicating the work that has been carried out by the Province under the B.C. Environmental Assessment Act.

Contact:
Brian Kynoch, President 604.669.8959 or Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

144 Zone Decline Completed at Imperial's Sterling Property

Vancouver, BC – November 8, 2007 – **Imperial Metals Corporation** (TSX:III) reports the 3,352 foot decline providing access to the 144 Zone has been completed. Two exploration drifts off the main decline below the 144 Zone and drill stations that will provide for detailed drilling of the 144 Zone from underground are also complete.

Underground diamond drilling is expected to begin late November to delineate the 144 Zone, with an initial phase of 18 holes totaling 3,600 feet planned. With the decline in place approximately 100 feet beneath the 144 Zone, it can be tested with short drill holes.

Additional diamond drilling is also planned along the completed decline to the east of the 144 Zone, where sampling has yielded gold mineralization at two locations.

In the decline east of the currently defined 144 Zone, chip rib sampling intersected continuous gold mineralization averaging 0.039 troy ounces per ton (1.33 g/t) over a distance of more than 150 feet. This mineralization is hosted in hydrothermal breccias similar to the lower grade breccia envelope that surrounds the higher grade mineralization in the 144 Zone. A grab sample from a muck bay located 300 feet further east, graded 0.158 troy ounces per ton (5.42 g/t) gold. This sample is also from a hydrothermal breccia but it is present in silty dolomite, a different stratigraphy than the 144 Zone. These two discoveries more than double the known area of gold mineralization in the vicinity of the 144 Zone to over 600 feet, from west to east.

A plan showing the decline and the rock units encountered is posted on the Company's website.

A surface drilling program planned for early 2008 will test several gold anomalies identified during recent surface geochemical sampling work.

Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples were analyzed at the Mount Polley assay laboratory.

The wholly owned Sterling property located in southwest Nevada includes the Tungsten Canyon, Fluorspar Canyon and Mary claims, and is comprised of 606 lode mining claims covering 12,434 acres.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine) in northern British Columbia, the development stage Red Chris property in northern British Columbia, and the Sterling gold mine in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com


N
W
E
S
144 Zone Dyke
Sump
144 Zone High Grade Core -
Decline mineralized over 150 feet
averaging 0.039 OPT (1.33 g/t)
Bonanza King Dolomite
Refuge Station
Bonanza King
Dolomite
144 Zone Low Grade Halo -
Hydothermal Breccia
Decline 15% - to surface
Mixed Unit of Mineralized
Hydothermal Breccia
and Carrara Limestone
Muck Bay #5
Grab sample graded 0.158 OPT (5.42 g/t)
Imperial
Metals
STERLING MINE - 144 Zone
Decline Layout - Plan View
Drill Station
Nov 5, 2007

#82-34714

REC

2007 DEC 1...

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports Results for the Third Quarter 2007

Vancouver (November 14, 2007) - **Imperial Metals Corporation (III:TSX)** reports net income of $7.6 million ($0.23 per share) for the 2007 third quarter compared to net income of $31.0 million ($1.03 per share) in the 2006 third quarter. Adjusted net income in the quarter was $12.2 million or $0.37 per share, versus $35.8 million or $1.19 per share in the September 2006 quarter. Adjusted net income is calculated by excluding the effect of certain items not settling in the current period.

Revenues were $84.8 million in the September 2007 quarter compared to $57.1 million in the 2006 quarter. At quarter end, concentrate inventory was at normal levels. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended September 30, 2007 decreased to $24.6 million from $29.6 million in the September 2006 quarter. In the September 2006 quarter the Company recorded equity income from the Huckleberry mine of $12.0 million. Due to the consolidation of Huckleberry in 2007 there is no comparable item in 2007.

Cash flow decreased to $22.2 million in the September 2007 quarter compared to $36.3 million in 2006. The $14.1 million decrease is the result of lower cash flow from Mount Polley partially offset by the inclusion of the 50% of cash flow from Huckleberry.

Capital expenditures were $12.7 million, about double the $5.8 million spent in the comparative 2006 quarter as the Company continued with its significant exploration and capital programs.

Imperial's comparative financial results for the three and nine months ended September 30, 2007 and September 30, 2006 are summarized below and discussed in detail in the Management's Discussion and Analysis, which is contained within the Third Quarter Report, available on the Company's website *www.imperialmetals.com* and on SEDAR *www.sedar.com*.

	Three Months Ended		Nine Months Ended	
(unaudited) in thousands except per share amounts	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Revenues	$84,784	$57,154	$232,240	$165,787
Operating Income	$24,603	$29,610	$65,673	$78,075
Net Income	$7,576	$30,955	$8,878	$58,180
Net Income Per Share	$0.23	$1.03	$0.28	$1.96
Adjusted Net Income [1]	$12,184	$35,777	$42,373	$58,561
Adjusted Net Income Per Share [1]	$0.37	$1.19	$1.34	$1.98
Cash Flow [1]	$22,165	$36,341	$68,633	$51,553
Cash Flow Per Share [1]	$0.68	$1.21	$2.17	$1.74

[1] Adjusted Net Income, Adjusted Net Income Per Share, Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the Sterling gold mine in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 52-109F2 - Certification of Interim Filings

I, Andre Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending September 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2007

"Andre Deepwell"

Andre Deepwell
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending September 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2007

"J. Brian Kynoch"

J. Brian Kynoch
President

#82-34714

2007 THIRD QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three and nine months ended September 30, 2007 and September 30, 2006 are summarized below and discussed in detail in the Management's Discussion and Analysis.

	Three Months Ended		Nine Months Ended	
(unaudited) in thousands except per share amounts	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Revenues	$84,784	$57,154	$232,240	$165,787
Operating Income	$24,603	$29,610	$65,673	$78,075
Net Income	$7,576	$30,955	$8,878	$58,180
Net Income Per Share	$0.23	$1.03	$0.28	$1.96
Adjusted Net Income [1]	$12,184	$35,777	$42,373	$58,561
Adjusted Net Income Per Share [1]	$0.37	$1.19	$1.34	$1.98
Cash Flow [1]	$22,165	$36,341	$68,633	$51,553
Cash Flow Per Share [1]	$0.68	$1.21	$2.17	$1.74

[1] Adjusted Net Income, Adjusted Net Income Per Share, Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company accounts for Huckleberry on the proportionate consolidation basis effective January 1, 2007. Revenues from Huckleberry are comparable to those at Mount Polley and therefore this change in accounting will increase the income statement line items by about 50% as Imperial has a 50% interest in Huckleberry. This approximation is based on equal shipments of concentrate per quarter, however actual results will vary by mine due to shipping schedules. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter.

Revenues were $84.8 million in the September 2007 quarter compared to $57.1 million in the 2006 quarter. At quarter, end concentrate inventory was at normal levels. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended September 30, 2007 decreased to $24.6 million from $29.6 million in the September 2006 quarter. In the September 2006 quarter the Company recorded equity income from the Huckleberry mine of $12.0 million. Due to the consolidation of Huckleberry in 2007 there is no comparable item in 2007.

Net income was $7.6 million in the September 2007 quarter compared to net income of $31.0 million in the 2006 quarter. Adjusted net income in the quarter was $12.2 million or $0.37 per share, versus $35.8 million or $1.19 per share in the September 2007 quarter. Year to date adjusted net income was $42.4 million or $1.34 per share for the 2007 period compared to $58.6 million or $1.98 per share for the 2006 period. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

Rising copper prices, and increases in pounds of copper hedged, and inclusion of 50% of Huckleberry's hedging led to losses on derivative instruments of $11.2 million in the quarter compared to a loss of $4.1million in the 2006 quarter.

Cash flow decreased to $22.2 million in the September 2007 quarter compared to $36.3 million in 2006. The $14.1 million decrease is the result of lower cash flow from Mount Polley partially offset by the inclusion of the 50% of cash flow from Huckleberry.

Capital expenditures were $12.7 million, about double the $5.8 million spent in the comparative 2006 quarter as the Company continued with its significant exploration and capital programs.

During the June 2007 quarter the shareholders approved an amendment to the Company's stock option plans that give option holders the right to receive a cash payment in exchange for options exercised. As a result of this change in the plans, generally accepted accounting principles required the Company to record an initial expense of $11.9 million in the June 2007 quarter for the expected cash settlements based on the difference between the exercise price and market value of the Company's common shares.

Expenditures in the September 2007 quarter were financed from cash flow from the Mount Polley and Huckleberry mines and proceeds from exercise of warrants and options. At September 30, 2007 the Company had $37.1 million in cash, cash equivalents and short term investments including the Company's 50% share of these items held by Huckleberry. In August 2007 the Board of Directors of Huckleberry Mines Ltd. approved an initial dividend of $15.0 million, of which the Company received 50% and used the funds for repayment of short term debt.

Mount Polley Mine

Mine Production		*Nine Months Ended*
(unaudited)	September 30, 2007	September 30, 2006
Ore milled (tonnes)	4,878,194	4,951,309
Ore milled per calendar day (tonnes)	17,869	18,137
Grade % - Copper	0.488	0.448
Grade g/t - Gold	0.243	0.256
Recovery % – Copper	79.41	84.60
Recovery % – Gold	70.79	69.98
Copper produced (lbs)	41,658,194	41,367,438
Gold produced (oz)	26,998	28,488
Silver produced (oz)	304,807	317,587

Mount Polley's metal production this quarter increased to 15.5 million pounds compared to 13.5 million pounds in the second quarter. Milled tonnes during the quarter were impacted by the failure of a pebble mill bull gear. The gear has been repaired and should not impact the fourth quarter production.

Improvements to the crushing plant were completed, including an increase in size of the primary feeders to reduce the impact of winter conditions on crusher operations. These improvements had a positive impact. With winter conditions setting in, the plant was able to maintain production at over 20,000 tonnes per day during the first ten days of November.

During the quarter, the mining contractor mobilized to the site, and stripping increased as preproduction stripping of the Springer Pit began. A total of 8.0 million tonnes were mined compared to the 6.6 million tonnes in the prior quarter. The Springer Pit development progressed well, and the stripping ratio for the remaining ore in the Bell and Wight pits is now less than 1.0, with both pits having a stripping ratio of about 0.6 to 1.0. The Wight Pit is scheduled to supply ore to the mill until late 2008.

During the quarter a portion of the Wight Pit west highwall began to show movement. On the advice of our geotechnical consultants, five drain holes were drilled to dewater the wall, and a portion of the wall will be unloaded.

Tailings dam construction for the year was completed with the dam raised to the 951 metre elevation.

Leaching of the 250,000 tonne test heap leach, designed to recover copper from the highly oxidized near surface mineralization in the Springer Pit, had begun in July. The biological oxidation of sulphur has begun with the pH of leach solutions dropping to 4.6 and copper in solution rising to over 300 ppm. Electrowinning the copper from the leach solution is expected to begin in November.

Exploration drilling resumed in October with two drill rigs. The current exploration program is expected to continue through to mid-December.

Imperial owns 100% of the Mount Polley open pit copper/gold mine which is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Mine Production	*Nine Months Ended*	
(100% - Imperial owns 50%) *(unaudited)*	September 30, 2007	September 30, 2006
Ore milled (tonnes)	4,876,843	5,131,900
Ore milled per calendar day (tonnes)	17,864	18,798
Grade (%) – Copper	0.481	0.553
Grade (%) – Molybdenum	0.015	0.014
Recovery (%) – Copper	87.8	86.8
Recovery (%) – Molybdenum	8.2	15.0
Copper produced (lbs)	45,435,101	54,290,000
Gold produced (oz)	5,071	7,123
Silver produced (oz)	161,015	190,384
Molybdenum produced (lbs)	278,063	242,110

Huckleberry's Main Zone Extension Pit is now supplying ore to the mill. Metal production will decrease for the remainder of 2007 as lower grade material from the Main Zone Extension and stockpiles is milled.

Rotary and diamond drilling is being conducted in the vicinity of the Main Zone Extension Pit in an effort to expand the resource.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine which is located 123 kilometres southwest of Houston, British Columbia.

Sterling

At Sterling, the 3,352 foot decline was completed to provide access to the 144 Zone. Two exploration drifts off the main decline below the 144 Zone and drill stations that will provide for detailed drilling of the 144 Zone from underground are also complete.

Underground diamond drilling is expected to begin before year end to delineate the 144 Zone, with an initial phase of 18 holes totaling 3,600 feet planned. With the drill stations in place approximately 100 feet beneath the 144 Zone, it can be tested with short drill holes. Additional diamond drilling is also planned along the completed decline to the east of the 144 Zone, where sampling has yielded gold mineralization at two locations.

A surface drilling program planned for early 2008 will test several gold anomalies identified during recent surface geochemical sampling work.

The wholly owned Sterling gold property is located 185 kilometres northwest of Las Vegas, Nevada.

Red Chris

The 2007 Red Chris drill program was completed with a total of six holes; two on the Main Zone and four on the East Zone. Results from the first two holes have been released and they demonstrate the Red Chris mineral system is much more extensive at depth than previously outlined, and provide encouragement regarding the ultimate size and grade of this copper/gold system.

The mineralized intersection in hole RC07-335, the longest in the Company's history, graded 1.01% copper, 1.26 g/t gold and 3.92 g/t silver over 1024.1 metres. The hole bottomed in strong mineralization. Vertical hole RC07-336 drilled in the core of the Main Zone intersected 996.4 metres grading 0.4% copper, 0.38 g/t gold and 1.29 g/t silver, and also bottomed in mineralization. Assays from the remaining holes will be released as soon as results are received.

On September 25, 2007 the Federal Court of Canada ruled the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review and not as a screening level review, setting aside the Federal Screening Report of bcMetals' Red Chris project, issued in May 2006.

Subsequent to September 30, 2007 the ruling was appealed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and bcMetals Corporation. The appeal is expected to be heard by the Federal Court of Appeal in the summer of 2008 with a decision in the fall of 2008.

The appealed judgment impacts only the Federal environmental assessment. There is no impact on the Provincial Environmental Certificate. If the appeal is successful, the Screening Report will stand. If the appeal is unsuccessful, the responsible Federal authorities will be required to carry out a comprehensive study level review, substantially duplicating the work that has been carried out by the Province under the B.C. Environmental Assessment Act.

The development of the Red Chris project into a mine is dependant upon a number of factors including the construction of a power line to service the northwest portion of British Columbia. In October 2007 the Province of British Columbia announced the construction of a power line from the Skeena substation to Bob Quinn, bringing the BC Hydro grid power to within 120 kilometres of the Red Chris project.

Imperial acquired the Red Chris project following a successful takeover bid of bcMetals Corporation, which was finalized in March 2007 at a cost of approximately $68.6 million.

The Red Chris property is located in northwest British Columbia, 18 kilometres southeast of the village of Iskut and 80 kilometres south of Dease Lake on the north facing Todagin Plateau.

Other Projects

During the third quarter drill programs were carried out at Falls Creek, Bear and the Giant Copper properties. Assay results are pending at this time.

Outlook

As we await assay results from this year's exploration programs, and prepare for a winter drill program at Sterling, we take satisfaction in the results at Red Chris which were the best ever achieved in the Company's history. As announced, hole RC07-335 intercepted over 1024.1 metres grading 1.01% copper, 1.26 g/t gold and 3.92 g/t silver. Operationally, our near term objectives for the Mount Polley and Huckleberry mines are cost control and maximizing production to offset the impact of a strengthening Canadian dollar.

At Sterling, the completed ramp will enable us to carry out detailed exploration on the 144 Zone, and provide a base for exploration to expand the 144 Zone.

Imperial plans to continue its aggressive exploration programs in 2008, with the focus on four key projects: Red Chris, Mount Polley, Sterling and Huckleberry.

Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007. Revenues from Huckleberry are comparable to those at Mount Polley and therefore this change in accounting will increase the income statement line items by about 50% as Imperial has a 50% interest in Huckleberry. This approximation is based on equal shipments of concentrate per quarter, however actual results will vary by mine due to shipping schedules. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter.

Revenues were $84.8 million in the September 2007 quarter compared to $57.2 million in the 2006 quarter. Shipments of concentrate in both the 2007 and 2006 September quarters were above normal quarterly average shipment levels and comparable to the shipment level in the June quarters.

Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business with either production exceeding shipments, as was the case in the first quarter of 2007, or vice versa. It is expected that shipments for the fourth quarter of 2007 will be less than normal quarterly average shipment levels.

Operating income for the three months ended September 30, 2007 decreased to $24.6 million from $29.6 million in the September 2006 quarter. In 2006 the Company recorded equity income from the Huckleberry mine of $12.0 million. Due to the consolidation of Huckleberry in 2007 there is no comparable item in 2007.

As a result of the rise in copper price toward quarter end in both the September 2007 and September 2006 quarters, the prices at which the hedges were entered into, and the higher number of pounds of copper hedged, including in 2007 the Company's 50% share of Huckleberry, the Company recorded a $11.2 million loss on derivative instruments in the September 2007 quarter compared to a loss of $4.1 million in the comparable 2006 quarter.

The Company had a net income of $7.6 million in the quarter ended September 30, 2007 compared to a net income of $31.0 million in the 2006 quarter. The reduced net income is the result of lower contributions from Mount Polley and Huckleberry, higher income tax provisions and increased share based compensation expense following a change in the payment alternative pursuant to the option plans which affect the accounting for this item.

Adjusted net income in the quarter was $12.2 million or $0.37 per share compared to $35.8 million or $1.19 per share in the September 2006 quarter. Year to date adjusted net income was $42.4 million or $1.34 per share for the 2007 period and $58.6 million or $1.98 per share for the 2006 period. Adjusted net income is calculated by removing the losses, net of related income taxes, resulting from mark to market revaluation of copper hedging not related to the quarter and removing the unrealized share based compensation expense, net of taxes, as further detailed in the table below. This adjusted net income is not a term recognized under generally accepted accounting principles and is intended to provide additional information on the Company's earnings by excluding the impact of items not settled in the quarter.

Calculation of Adjusted Net Income

(unaudited) in thousands except per share amounts	Three Months Ended		Nine Months Ended	
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Net Income as reported	$7,575	$30,955	$8,877	$58,180
Unrealized loss (gain) on derivative instruments, net of tax	3,422	4,821	22,332	381
Unrealized share based compensation expense, net of tax	1,187	-	11,164	-
Adjusted Net Income	$12,184	$35,776	$42,373	$58,561
Adjusted Net Income Per Share	$0.37	$1.19	$1.34	$1.98

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

Cash flow decreased to $22.2 million in the September 2007 quarter from $36.3 million in 2006. The $14.1 million decrease is the result of lower cash flow from Mount Polley partially offset by the inclusion of the 50% of cash flow from Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $12.7 million, up significantly from $5.8 million in the September 2006 quarter on increased exploration spending and the inclusion of capital expenditures at Huckleberry in 2007.

Expenditures in the September 2007 quarter were financed by cash flow from the Mount Polley and Huckleberry mines and the proceeds from the exercise of warrants and options. At September 30, 2007 the Company had $37.1 million in cash and cash equivalents and short term investments including the Company's 50% share of these items held by Huckleberry.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate. During the September 2007 quarter the Company recorded $11.2 million in losses on derivative instruments for copper compared to $4.1 million in the September 2006 quarter. These losses result from the hedges settled in the period and the mark to market valuation of the copper hedges held by the Company at period end. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company, inclusive of its 50% interest in Huckleberry, entered into hedges during the September 2007 quarter for the sale of 18.3 million pounds of copper. These hedges cover various months in the period October 2007 to March 2010 under a variety of instruments including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from quarter to quarter as a result of changes in the copper price compared to copper price at the time when these contracts were entered into and the type and length of time to maturity of the contracts. The net unrealized loss position of $19.3 million at September 30, 2007 represent the decline in fair value of the derivative instruments as a result of the copper price on September 30, 2007 being in excess of the ceiling prices and the forward sale prices of the derivative instruments.

Refer to Note 13 to the unaudited consolidated financial statements for the nine months ended September 30, 2007 for further details.

Share Based Compensation Expense

During the June 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes.

As a result of the amendment to the Plan, the Company recorded an initial expense of $11.9 million in the June 2007 quarter for the expected cash settlements based on the intrinsic value of the outstanding stock options (the difference between the exercise price of the stock options and the market price of the Company's common shares). The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the quarter.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of November 7, 2007. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the September 2007 quarter

General

In the quarter ended September 30, 2007, mine operations at the Mount Polley mine continued to be focused on maximizing Wight Pit ore production and stripping the Springer Pit, while at the Huckleberry mine the focus was on bringing the Main Zone Expansion Pit into operation following the closure of the East Pit due to a pit wall failure.

Investment and working capital requirements in the September 2007 quarter were financed from a number of sources: cash flow from the Mount Polley and Huckleberry mines; short term borrowings against concentrate inventories; and proceeds from the exercise of warrants and options. Capital expenditures during the quarter were $12.7 million. Exploration work was conducted on all of the Company's projects including Red Chris, Sterling, Mount Polley, Huckleberry, Giant Copper and Bear. In addition, ramp construction continued at Sterling and capital assets were acquired to increase and maintain productive capacity at Mount Polley and Huckleberry.

Property wide exploration initiatives at Mount Polley in the first nine months of the year have successfully expanded known mineralization and have identified new zones of mineralization. An average of one diamond drill was operating during the quarter compared to two in the September 2006 quarter.

A 3,352 foot decline ramp to access the 144 Zone orebody at the wholly owned Sterling mine property near Beatty, Nevada was excavated and reached the 144 Zone in October 2007. Upon completion, underground drilling will be carried out to confirm and extend the 144 Zone.

Copper prices in US Dollars were slightly higher in the 2007 third quarter compared to the 2006 third quarter averaging US$3.50/lb compared to US$3.48/lb. The US Dollar fell during the quarter closing significantly weaker at September 30, 2007 compared to December 31, 2006. Combining the US Dollar copper price and the lower US Dollar/CDN Dollar exchange rate results in a Canadian Dollar copper price average of $3.66/lb in the September 2007 quarter compared to $3.90/lb in same 2006 period. Decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to Canadian Dollars, and due to the ongoing decline over the last few years have had a significant negative impact on revenues.

The continued strong gain in the Canadian Dollar against the US Dollar since early 2004 along with increases in the cost of labor, fuel and other consumables impacts the profitability of Mount Polley and Huckleberry and of resource projects generally. The Company continually seeks to adapt to changing market conditions by adopting operating and development strategies that mitigate their impact.

Exploration

Exploration expenditures at Mount Polley were $0.7 million in the September 2007 quarter compared to $1.0 million in the September 2006 quarter. With the expanded land base, ongoing exploration at Mount Polley will consist of identifying additional mineralized zones and expanding already identified zones. Drilling, since January 2007 continues to provide encouraging results.

Exploration at Huckleberry was conducted in the quarter with drilling in the vicinity of the Main Zone Extension looking to expand this resource.

In January 2007 the Company commenced work on a 3,300 foot decline ramp to access the 144 Zone orebody at the wholly owned Sterling mine property near Beatty, Nevada. As of November 7, 2007 the 144 Zone ramp and associate drill stations had been completed. Underground diamond drilling is expected to begin by year end to confirm and delineate the 144 Zone. Property scale mapping and sampling continues to define additional targets that will be drill tested.

The 2007 Red Chris drill program was completed with a total of six holes; two on the Main Zone and four on the East Zone. A mineralized intersection in hole RC07-335, the longest in the Company's history, graded 1.01% copper, 1.26 g/t gold and 3.92 g/t silver over 1024.1 metres. The hole bottomed in strong mineralization. Vertical hole RC07-336 drilled in the core of the Main Zone intersected 996.4 metres grading 0.4% copper, 0.38 g/t gold and 1.29 g/t silver, and also bottomed in mineralization. Both holes demonstrate the Red Chris mineral system is much more extensive at depth than previously outlined.

Huckleberry Mines Ltd.

The Company owns 50% of Huckleberry Mines Ltd, the owner and operator of the Huckleberry mine. At the end of 2006 Huckleberry was debt free and had $33.2 million in cash and cash equivalents and short term investments. Huckleberry, having paid it debt in full in 2006, paid its first dividend of $15.0 million to shareholders on August 15, 2007. Imperial received a dividend of $7.5 million for its 50% interest in Huckleberry and applied the funds to repay short term debt.

The Company commenced accounting for Huckleberry on the proportionate consolidation basis effective January 1, 2007, in accordance with generally accepted accounting principles, following resumption of joint control of Huckleberry on that date.

As a result of the change in accounting for Huckleberry to the proportionate consolidation basis commencing January 1, 2007 movement of cash between Huckleberry and Imperial via payment of dividends will not be reflected in Imperial's consolidated financial statements because Imperial has recorded its proportionate share of Huckleberry cash effective January 1, 2007.

Note 4 to the financial statements provides details of the Huckleberry assets and liabilities consolidated as of January 1, 2007 as well as the Company's share of Huckleberry assets, liabilities, revenues and expenses included in the consolidated financial statements of the Company.

bcMetals Corporation

In March 2007 the Company completed the acquisition of bcMetals at a cost of $68.6 million as further detailed in Note 5 to the financial statements. The acquisition of bcMetals was funded from cash on hand and a $40.0 million short term loan facility. As of November 7, 2007 the Company had repaid $25.0 million of the short term loan facility.

bcMetals owns a net 88% interest in the Red Chris project located in northern British Columbia. bcMetals had received Federal and Provincial Government environmental approvals for mine development of the Red Chris project. On September 25, 2007 the Federal Court of Canada ruled the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review and not as a screening level review, setting aside the Federal Screening Report of bcMetals' Red Chris project, issued in May 2006.

Subsequent to September 30, 2007 the ruling was appealed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and bcMetals Corporation. The appeal is expected to be heard by the Federal Court of Appeal in the summer of 2008 with a decision in the fall of 2008.

A bcMetals feasibility study on the Red Chris property indicates a 25 year mine life at 30,000 tons per day with reserves of 276 million tonnes grading 0.349% copper and 0.266 g/t gold.

The development of the Red Chris project into a mine is dependant upon a number of factors including the construction of a power line to service the northwest portion of British Columbia. In October 2007 the Province of British Columbia announced the construction of a power line from the Skeena substation to Bob Quinn, bringing the BC Hydro grid power to within 120 kilometres of the Red Chris project.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2006.

Critical Accounting Policies

The critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2006.

Changes in Accounting Policies

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 as described in Note 2 to the unaudited financial statements for the six months ended June 30, 2007. These changes affected the accounting for marketable securities and deferred financing costs.

No other new accounting policies were adopted by the Company in the nine months ended September 30, 2007 and the Company is not expected to adopt any new accounting policies in the balance of 2007.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2006

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended September 30, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Financial Results

Overview

Net income for the September 2007 quarter was $7.6 million ($0.23 per share) compared to net income of $31.0 million ($1.03 per share) in the comparative 2006 quarter.

Operating revenues were $84.8 million in the September 2007 quarter compared to under $57.2 million in the comparative 2006 quarter.

The reduced net income for the Company in the September 2007 quarter was the result of lower contribution margins from Mount Polley and Huckleberry.

The Company's share of Huckleberry's net income proportionately consolidated in the September 2007 quarter was $0.2 million compared to equity income of $12.0 million in the comparative 2006 quarter. The reduction in contribution from Huckleberry was due to an increase in pre tax losses on derivative instruments of $7.0 million in the September 2007 quarter. Huckleberry had no losses related to derivative instruments in the September 2006 quarter.

Mount Polley operations, after depletion, depreciation and amortization, contributed $19.0 million to operating income in the September 2007 quarter compared to $31.6 million in the comparable 2006 quarter. Offsetting this was a loss of $4.3 million on derivative instruments in 2007 compared to a loss on derivative instruments of $4.1 million in 2006.

Mineral Production Costs

Mineral production costs were $47.3 million in the September 2007 quarter, comprised of $36.6 million from Mount Polley and $10.7 million representing the Company's 50% share of Huckleberry. This compares to $21.8 million in the September 2006 quarter, which did not include the costs from Huckleberry. Costs for the September 2007 quarter at Mount Polley increased by $14.8 million compared to the 2006 quarter. Increased costs were mainly related to mining costs as major truck overhauls, increased haul distances, and diesel fuel costs led to higher costs.

The pit wall failure in the East Pit at Huckleberry did not affect mill throughput but resulted in the milling of lower grade Main Zone extension and stock pile ore.

Production at Mount Polley continued to be less than budgeted due to decreased delivery to the mill of Wight pit ore. To increase the rate of stripping, a contractor was employed to begin the pre-production stripping of the Springer Pit.

Accretion of Future Site Restoration Costs

Accretion of future site restoration costs increased to $0.2 million in the September 2007 quarter from under $0.1 million in the September 2006 quarter due to the inclusion of the Huckleberry mine.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $7.2 million in the September 2007 quarter from $3.4 million in the September 2006 quarter as a result of the inclusion of the Huckleberry mine.

Share Based Compensation

Share based compensation expense increased to $1.5 million in the September 2007 quarter from $0.5 million in the September 2006 quarter as a result of the accretion of shares under the Company's stock option plans and the revaluation of the liabilities under the stock option plans due to the addition of the cash payment option to the Company's stock option plans as described under Share Based Compensation Expense (page 8).

Interest Expense on Long Term Debt

Interest expense on long term debt was $0.3 million in the 2007 quarter down slightly from $0.4 million in 2006 due to a lower level of debt and less convertible debentures outstanding in the 2007 period.

Other Interest Expense

Other interest expense increased to $0.8 million in the September 2007 quarter compared to $0.4 million in the 2006 quarter. The 2007 quarter includes interest on the short term loan facility for acquisition of bcMetals drawn upon in February 2007 and interest on short term concentrate advances. The 2006 quarter includes interest on the line of credit facility repaid in July 2006 and other borrowings to support working capital requirements.

Interest Accretion on Long Term Debt

Interest accretion expense was steady at $0.3 million in both September quarters.

Foreign Exchange Loss

A $1.9 million foreign exchange loss was recorded in the September 2007 quarter compared a loss of under $0.1 million in the 2006 quarter as the Canadian Dollar strengthened significantly versus the US Dollar in the September 2007 period. These losses are due to foreign exchange rate movements on US Dollar denominated accounts receivable, derivative instrument and margin call deposits, net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations.

Realized and Unrealized Losses on Derivative Instruments

During the quarter ended September 30, 2007 the Company entered into additional hedge contracts for the sale of copper for the periods from October 2007 to March 2010 to protect the Company's cash flow against a decline in the price of copper. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. A loss of $11.2 million was recorded during the quarter ended September 30, 2007 compared to a loss of $4.1 million in the comparative 2006 quarter. This loss is for the hedges settled in the quarter as well as the revaluation of hedges outstanding at the period end. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the September 2007 quarter was $7.6 million compared to net income $31.0 million in the September 2006 quarter. Cash flow decreased to $22.2 million in the September 2007 quarter compared to $36.3 million in 2006. The $14.1 million decrease is the result of lower cash flow from Mount Polley partially offset by the inclusion of the 50% of cash flow from Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At September 30, 2007 the Company had working capital of $16.7 million, a decrease of $20.4 million from working capital of $37.1 million at December 31, 2006. This working capital position of the Company at September 30, 2007 reflects the financing arrangements made for the purchase of bcMetals which included a short term loan facility, current income taxes payable by Huckleberry, higher unrealized derivative instruments liabilities, and the accrual for share based compensation. With the Mount Polley and Huckleberry mines in operation they are generating cash flow which will improve the working capital position of the Company and provide cash for debt reduction.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $8.2 million in the September 2007 quarter compared to $4.5 million in 2006. Expenditures in 2007 included $7.2 million for ongoing capital to maintain and expand productive capacity at the Mount Polley mine and expenditures of $1.0 million at Huckleberry. The 2006 expenditures, all at Mount Polley, were for the buyout of haul trucks on rental and other capital additions. Capital expenditures in 2007 and 2006 were financed from cash flow from operations and the proceeds from the exercise of warrants and options.

Exploration expenditures were $4.5 million in the September 2007 quarter compared to $1.3 million in the September 2006 quarter. Exploration work was conducted on all of the Company's projects including Mount Polley, Huckleberry, Sterling, Red Chris, Giant Copper, Bear and Falls Creek.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow from Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any additional equity financing during 2007.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2006

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Financial Results

Overview

Net income for the nine months ended September 2007 was $8.9 million ($0.28 per share) compared to net income of $58.2 million ($1.96 per share) in the comparative 2006 period.

Operating revenues were $232.2 million in the 2007 period compared to $165.8 million in 2006.

The decline in the net income for the Company in the nine months ended September 30, 2007 compared to the 2006 period was the result of lower contributions from Mount Polley and Huckleberry, higher tax provisions, and increased share based compensation expense following a change in the payment alternative pursuant to the option plans which affect the accounting for this item.

The Company's share of Huckleberry's net income proportionately consolidated in the September 2007 period was $9.2 million compared to equity income of $33.0 million in the comparative 2006 period. The reduction in contribution from Huckleberry was due to an increase in pre tax losses on derivative instruments of $22.7 million in the September 2007 period and a higher tax provision. Huckleberry had no losses from derivative instruments in the September 2006 period.

Mount Polley operations, after depletion, depreciation and amortization, contributed $44.6 million to operating income in the September 2007 period compared to $57.7 million in the comparable 2006 period. Offsetting this was a loss of $19.3 million on derivative instruments in 2007 compared to a loss on derivative instruments of $37.9 million in 2006.

Mineral Production Costs

Mineral production costs including Mount Polley and 50% of Huckleberry were $122.0 million in the September 2007 period compared to $67.5 million for Mount Polley in the September 2006 period. Production costs at Mount Polley were $90.0 million to September 2007 compared to $67.5 million to September 2006, an increase of $22.5 million mainly related to increases in mining costs as major truck overhauls, increased haul distances, and diesel fuel costs led to higher costs.

Accretion of Future Site Restoration Costs

Accretion of future site restoration costs increased to $0.6 million in the September 2007 period from $0.2 million in 2006 due to the inclusion of the Huckleberry mine which has a higher expected future site restoration cost than the Mount Polley mine.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $17.9 million in the September 2007 period from $9.9 million in the 2006 as a result of the inclusion of the Huckleberry mine.

Share Based Compensation

Share based compensation expense increased to $14.1 million in 2007 from $1.5 million in 2006 as a result of the addition of the cash payment option to the Company's stock option plans as described under Share Based Compensation Expense (page 8).

Interest Expense on Long Term Debt

Interest expense on long term debt decreased to $1.1 million in the 2007 period from $1.4 million in the 2006 due to a lower level of debt and less convertible debentures outstanding in the 2007 period.

Other Interest Expense

Other interest expense was $2.4 million in the September 2007 period unchanged from 2006. The 2007 period includes interest on the $40.0 million short term loan facility for acquisition of bcMetals for part of the period and interest on short term concentrate advances. The 2006 period includes interest on the line of credit facility to July 2006, short term borrowings to fund margin call deposits and higher levels of borrowings to support working capital requirements.

Interest Accretion on Long Term Debt

Interest accretion expense was slightly lower at $0.8 million in the September 2007 period compared to $1.0 million in the 2006 period as there were less convertible debentures outstanding in 2007.

Financing Costs

In accordance with the new accounting policy for financing costs the Company expensed the $0.4 million draw fee for the short term loan facility for the acquisition of bcMetals in full in the September 2007 period. The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $1.0 million in 2006.

Foreign Exchange Loss

A $4.9 million foreign exchange loss was recorded in the September 2007 period compared a $0.9 million loss in 2006. These losses are primarily attributable to foreign exchange rate movements on US Dollar denominated cash, accounts receivable, derivative instrument and margin call deposits; net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations. In 2007 the Company carried higher net US Dollar balances which declined in Canadian Dollar equivalent due to the stronger Canadian Dollar in 2007.

Realized and Unrealized Losses on Derivative Instruments

During the nine months ended September 30, 2007 the Company entered into additional hedge contracts for the sale of copper for the periods from March 2007 to March 2010 to protect the Company's cash flow against a decline in the price of copper. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. A loss of $42.0 million was recorded during the nine months ended September 30, 2007 compared to $37.9 million in the comparative 2006 period. This loss is for hedges settled during the period as well as the revaluation of hedges outstanding at the period end. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the nine months ended September 30, 2007 was $8.9 million compared to net income $58.2 million in the September 2006 period. Cash flow increased to $68.6 million in the September 2007 period compared to $51.6 million in 2006. The $17.0 million increase is the result of the inclusion of the 50% of cash flow from Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At September 30, 2007 the Company had working capital of $16.7 million, a decrease of $20.4 million from working capital of $37.1 million at December 31, 2006. This working capital position of the Company at September 30, 2007 reflects the financing arrangements made for the purchase of bcMetals which included a short term loan facility, current income taxes payable by Huckleberry, higher unrealized derivative instruments liabilities, and the accrual for share based compensation. With the Mount Polley and Huckleberry mines in operation they are generating cash flow which will improve the working capital position of the Company and provide cash for debt reduction.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $19.5 million in the September 2007 period compared to $9.9 million in 2006. Expenditures in 2007 included $16.0 million for ongoing capital to maintain and expand productive capacity at the Mount Polley mine and expenditures of $3.4 million at Huckleberry were primarily for the tailings storage facility. The 2006 expenditures, all at Mount Polley, were primarily for the buyout of haul trucks on rental and additions to tailing storage facilities. Capital expenditures in 2007 and 2006 were financed from cash flow from operations and the proceeds from exercise of warrants and options.

Exploration expenditures were $12.0 million in the September 2007 period compared to $2.6 million in 2006. A larger number of drills were operating on the Mount Polley property during the first half of 2007 compared to 2006. The expenditures in the September 2007 period also included costs for the ramp and other exploration at Sterling as well as drilling at Red Chris. Exploration work was conducted on all of the Company's projects including Mount Polley, Huckleberry, Sterling, Red Chris, Giant Copper, Bear and Falls Creek.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow from Mount Polley and Huckleberry. In the nine months ended September 30, 2007 the Company received proceeds of $9.4 million from the exercise of warrants and options. In the nine months ended September 30, 2006 the Company's treasury benefited from the issue of one million shares for net proceeds of $6.3 million to fund the exploration program at Sterling and proceeds of $4.1 million from the exercise of warrants and options. The Company currently does not forecast the requirement for any equity financing during 2007.

The Company had the following contractual obligations as of September 30, 2007:

(thousands of dollars)		Years Ended					
	Oct-Dec 2007	2008	2009	2010	2011	2012	Total
Long term debt	$1,471	$4,847	$2,948	$1,049	$667	$ -	$10,982
Short term debt	21,927	15,000	-	-	-	-	36,927
Convertible Debentures[1]	-	-	-	13,980	-	-	13,980
Operating leases	83	344	304	240	228	93	1,292
Capital expenditures	245	-	-	-	-	-	245
Other obligations	212	-	-	-	-	-	212
Mineral properties[2]	216	305	356	442	465	508	2,292
Total	$24,154	$20,496	$3,608	$15,711	$1,360	$601	$65,930

(1) Assumes non conversion of debentures.

(2) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2012 is for year 2012 requirements only.

Debt repayment and working capital requirements for the balance of the year 2007 are expected to be met from cash flow from operations.

Selected Quarterly Financial Information

(expressed in thousands of dollars, except per share amounts)				Three Months Ended
	September 30 2007	June 30 2007	March 31 2007	December 31 2006
Total Revenues	$84,784	$93,210	$54,246	$45,659
Equity Income from Huckleberry	-	-	-	$737
Net Income (Loss)	$7,576	$3,224	$(1,992)	$23,827
Net Income (Loss) per share [1]	$0.23	$0.10	$(0.06)	$0.79
Diluted Income (Loss) per share [1]	$0.23	$0.10	$(0.06)	$0.75
Adjusted Net Income (Loss) [2]	$12,184	$19,482	$10,708	$14,232
Adjusted Net Income (Loss) per share [2]	$0.37	$0.62	$0.35	$0.47
Cash Flow [3]	$22,165	$24,412	$22,056	$18,811
Cash Flow per share [3]	$0.68	$0.78	$0.72	$0.62
Average LME cash settlement copper price/lb in US$	$3.499	$3.464	$2.695	$3.215
Average US/CDN$ exchange rate	$1.045	$1.098	$1.172	$1.139
Period end US/CDN$ exchange rate	$0.996	$1.063	$1.153	$1.165

(expressed in thousands of dollars, except per share amounts)				Three Months Ended
	September 30 2006	June 30 2006	March 31 2006	December 31 2005
Total Revenues	$57,154	$81,318	$27,315	$43,037
Equity Income (Loss) from Huckleberry	$12,035	$16,934	$3,985	$15,293
Net Income (Loss)	$30,955	$26,565	$660	$9,692
Net Income (Loss) per share [1]	$1.03	$0.89	$0.02	$0.34
Diluted Income (Loss) per share [1]	$0.99	$0.87	$0.02	$0.34
Adjusted Net Income (Loss) [2]	$35,777	$20,023	$2,762	$12,675
Adjusted Net Income (Loss) per share [2]	$1.19	$0.67	$0.10	$0.45
Cash Flow [3]	$36,342	$13,235	$1,976	$4,752
Cash Flow per share [3]	$1.21	$0.44	$0.07	$0.17
Average LME cash settlement copper price/lb in US$	$3.479	$3.289	$2.243	$1.951
Average US/CDN$ exchange rate	$1.121	$1.122	$1.155	$1.173
Period end US/CDN$ exchange rate	$1.115	$1.115	$1.167	$1.166

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period. The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

In September 2006 the Company obtained a $40.0 million credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals. A draw fee of 1% was paid on the amount drawn. The facility was scheduled to expire on November 30, 2007 and its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down was evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. Subsequent to September 30, 2007 the due date on the facility was extended to February 29, 2008 and the interest rate increased to 10% effective December 1, 2007.

Other

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2006 under the supervision of the Company's management.

Based on that evaluation, management concluded that the disclosure controls were effective. Since the December 31, 2006 evaluation, there have been no adverse changes to the Company's controls and procedures and they continue to remain effective.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2006. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this management's discussion and analysis.

Additional information about the Company, including the Company's Annual Information Form, is available on the SEDAR website (*www.sedar.com*).

As of September 30, 2007 the Company had 32,687,465 common shares outstanding and on a diluted basis 35,560,483 common shares outstanding. As of November 7, 2007 the Company had 32,687,465 common shares outstanding and on a diluted basis 35,560,483 common shares outstanding.

Outlook

Operations

Huckleberry's Main Zone Extension Pit is now supplying ore to the mill. Production will decrease for the remainder of the mine life, as lower grade material from the Main Zone Extension and stockpiles is milled. Rotary and diamond drilling is being conducted in the vicinity of the Main Zone Extension Pit in an effort to expand the resource.

Mount Polley's metal production increased this quarter to 15.5 million pounds compared to 13.5 million pounds in the second quarter. Milled tonnes during the quarter was impacted by the failure of a pebble mill bull gear. The gear has been repaired and should not impact the fourth quarter production.

Improvements to the crushing plant were completed, including an increase in size of the primary feeders to reduce the impact of winter conditions on crusher operations. These improvements had a positive impact. With winter conditions setting in, the plant was able to maintain production at over 20,000 tonnes per day during the first ten days of November.

The mining contractor mobilized to the site during the quarter, and stripping increased as preproduction stripping of the Springer Pit began. A total of 8.0 million tonnes were mined compared to the 6.6 million tonnes in the prior quarter. The Springer Pit development progressed well, and the stripping ratio for the remaining ore in the Bell and Wight pits is now less than 1.0, with both pits having a stripping ratio of about 0.6 to 1.0. The Wight pit is scheduled to supply ore to the mill until late 2008.

During the quarter, a portion of the Wight Pit west highwall began to show movement. On the advice of our geotechnical consultants, five drain holes were drilled to dewater the wall, and a portion of the highwall will be unloaded.

Tailings dam construction for the year was completed with the dam raised to the 951 metre elevation.

Leaching of the 250,000 tonne test heap leach, designed to recover copper from the highly oxidized near surface mineralization in the Springer Pit, had begun in July. The biological oxidation of sulphur has begun with the pH of leach solutions dropping to 4.6 and copper in solution rising to over 300 ppm. Electrowinning the copper from the leach solution is expected to begin in November.

Exploration

Exploration drilling resumed in October with two drill rigs. The current exploration program is expected to continue through to mid-December.

The 2007 Red Chris drill program was completed with a total of six holes; two on the Main Zone and four on the East Zone. A mineralized intersection in hole RC07-335, the longest in the Company's history, which graded 1.01% copper, 1.26 g/t gold and 3.92 g/t silver over 1024.1 metres. The hole bottomed in strong mineralization. Vertical hole RC07-336 drilled in the core of the Main Zone intersected 996.4 metres grading 0.4% copper, 0.38 g/t gold and 1.29 g/t silver, and also bottomed in mineralization. Both holes demonstrate the Red Chris mineral system is much more extensive at depth than previously outlined.

At Sterling, the excavation of a 3,352 foot underground ramp to access the 144 Zone along with underground and surface drilling was completed. Two exploration drifts off the main decline below the 144 Zone and drill stations that will provide for detailed drilling of the 144 Zone from underground are also complete. Underground diamond drilling is expected to begin by year end to delineate the 144 Zone, with an initial phase of 18 holes totaling 3.600 feet planned. With the drill stations in place approximately 100 feet beneath the 144 Zone, it can be tested with short drill holes. Additional diamond drilling is also planned along the completed decline to the east of the 144

Zone, where sampling has yielded gold mineralization at two locations. A surface drilling program planned for early 2008 will test several gold anomalies identified during recent surface geochemical sampling work. The total cost for Sterling is budgeted at $7.1 million for 2007, of which $5.4 million was spent in the first nine months of 2007.

The majority of the 2007 exploration programs at Huckleberry, Red Chris, Giant Copper and Bear were completed in the third quarter of 2007. Expenditures on these projects in the fourth quarter will be primarily for analysis and interpretation of data in preparation for the 2008 exploration programs.

Development

Development of the Red Chris project, acquired with the purchase of bcMetals, will be dependant on the timing of the construction of a powerline to serve the northwest portion of British Columbia. The Province of British Columbia announced in October 2007 the construction of a power line from the Skeena substation to Bob Quinn, bringing the BC Hydro grid power to within 120 kilometres of the Red Chris project. The Company will review the information on the Red Chris project to maximize the economics of the project.

Financing

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow from the Mount Polley and Huckleberry mines. The $40.0 million short term loan facility to assist with the purchase of bcMetals is expected to be repaid from cash flow by the end of February 2008. The Company currently does not forecast the requirement for any equity financing during 2007.

Acquisitions

In early 2007 the Company completed the acquisition of bcMetals, and management continues to evaluate potential acquisitions to further grow the Company.

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)
(expressed in thousands of dollars)

	September 2007	December 31 2006
ASSETS		
Current Assets		
Cash and cash equivalents	$26,489	$22,048
Short term investments	10,500	-
Marketable securities	582	334
Accounts receivable	57,318	20,548
Inventory (Note 3)	17,368	13,177
Derivative instrument assets and margin deposits (Note 13)	3,077	11,699
Future income taxes	6,227	-
	121,561	67,806
Investment in Huckleberry Mines Ltd. (Note 4)	-	45,438
Investment in bcMetals Corporation (Note 5)	-	7,110
Mineral Properties	206,761	88,845
Reclamation Deposits	4,375	2,579
Future Income Taxes	4,474	1,947
Other Assets	550	371
	$337,721	$214,096
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$19,796	$14,948
Taxes payable	10,548	1,086
Short term debt (Note 6)	36,927	1,869
Current portion of long term debt (Note 7)	5,196	6,061
Derivative instrument liabilities (Note 13)	23,716	3,793
Current portion of future site reclamation costs (Note 9)	501	-
Current portion of share based compensation liability (Notes 10 & 11)	8,197	-
Future income taxes	-	2,956
	104,881	30,713
Long Term Debt (Note 7)	5,786	9,510
Debt Component of Convertible Debentures (Note 8)	11,239	10,513
Future Site Reclamation Costs (Note 9)	11,297	3,415
Share Based Compensation Liability (Notes 10 & 11)	298	-
Future Income Taxes	41,779	18,749
	175,280	72,900
SHAREHOLDERS' EQUITY		
Share Capital (Note 11)	64,163	47,682
Contributed Surplus	-	4,049
Equity Component of Convertible Debentures	4,808	4,808
Retained Earnings	93,470	84,657
	162,441	141,196
	$337,721	$214,096

See accompanying notes to these financial statements.
Subsequent events (Notes 13 and 15)
Contingent liabilities (Note 15)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Third Quarter		Year to Date	
	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
REVENUES				
Mineral sales	$83,623	$56,741	$229,354	$164,995
Interest income	511	145	1,495	479
Other	650	268	1,391	313
	84,784	57,154	232,240	165,787
EXPENSES				
Mineral production and transportation costs	47,250	21,802	122,033	67,463
Mineral property holding costs	253	205	841	606
Accretion of future site restoration costs	198	64	596	195
Depletion, depreciation and amortization	7,189	3,360	17,890	9,925
General and administration	454	361	1,509	1,327
Share based compensation (Notes 10 & 11)	1,497	528	14,147	1,537
Interest on long term debt	336	457	1,088	1,421
Other interest	846	367	2,379	2,353
Interest accretion on short and long term debt	254	349	783	999
Financing costs	-	27	400	1,003
Foreign exchange loss	1,904	24	4,901	883
	60,181	27,544	166,567	87,712
INCOME BEFORE THE UNDERNOTED	24,603	29,610	65,673	78,075
Equity income in Huckleberry Mines Ltd. (Note 4)	-	12,035	-	32,955
Realized (losses) gains on derivative instruments (Note 13)	(6,050)	3,186	(8,151)	(37,356)
Unrealized (losses) on derivative instruments (Note 13)	(5,185)	(7,305)	(33,836)	(578)
Other	(232)	(15)	(11)	(13)
INCOME BEFORE TAXES	13,136	37,511	23,675	73,083
Income and mining taxes (Note 12)	5,560	6,556	14,797	14,903
NET INCOME AND COMPREHENSIVE INCOME	$7,576	$30,955	$8,878	$58,180
Income Per Share				
Basic	$0.23	$1.03	$0.28	$1.96
Diluted	$0.23	$0.99	$0.28	$1.88
Weighted Average Number of Common Shares Outstanding				
Basic	32,648,080	30,034,838	31,592,460	29,622,476
Diluted	34,046,979	31,953,688	32,719,638	30,951,514

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity Component		
	Number of Shares	Amount	Contributed Surplus	of Convertible Debentures	Retained Earnings	Total
Balance, December 31, 2005	28,146,219	29,724	2,943	6,862	2,650	42,179
Issued for cash, net of issue costs of $151	1,000,000	6,349	-	-	-	6,349
Issued for cash on exercise of options	290,667	705	-	-	-	705
Issued for cash on exercise of share purchase warrants	600,750	3,604	-	-	-	3,604
Issued on conversion of convertible debentures	690,162	6,347	-	(2,053)	-	4,293
Transfer of contributed surplus on exercise of options and warrants	-	953	(953)	-	-	-
Share based compensation	-	-	2,059	-	-	2,059
Net income	-	-	-	-	82,007	82,007
Balance, December 31, 2006	30,727,798	47,682	4,049	4,808	84,657	141,196
Cumulative effect of change in accounting policy (Note 2)	-	-	-	-	(65)	(65)
Balance, January 1, 2007 as adjusted	30,727,798	47,682	4,049	4,808	84,592	141,131
Issued for cash on exercise of options	624,667	6,545	-	-	-	6,545
Issued for cash on exercise of warrants	1,335,000	8,010	-	-	-	8,010
Transfer of contributed surplus on exercise of options and warrants	-	1,926	(1,926)	-	-	-
Transfer of contributed surplus on revision of stock option plan payment alternatives (Notes 10 & 11)	-	-	(3,044)	-	-	(3,044)
Share based compensation	-	-	921	-	-	921
Net income	-	-	-	-	8,878	8,878
Balance, September 30, 2007	32,489,627	$64,163	$ -	$4,808	$93,470	$162,441

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Third Quarter Three Months Ended September 30		Year to Date Nine Months Ended September 30	
	2007	2006	2007	2006
OPERATING ACTIVITIES				
Net income	$7,576	$30,955	$8,878	$58,180
Items not affecting cash flows				
Depletion, depreciation and amortization	7,189	3,360	17,890	9,925
Share based compensation, net of cash paid	895	528	11,490	1,537
Accretion of debt and future site restoration costs	452	413	1,379	1,194
Amortization of financing costs	-	27	-	1,003
Equity income in Huckleberry Mines Ltd.	-	(12,035)	-	(32,955)
Foreign exchange gain on short and long term debt	(1,452)	(100)	(2,358)	(874)
Future income taxes	2,077	5,871	(2,535)	12,939
Unrealized losses on derivative instruments	5,185	7,305	33,836	578
Other	243	18	53	26
	22,165	36,342	68,633	51,553
Increase in cash on change in method of accounting for Huckleberry Mines Ltd. (Note 4)	-	-	4,792	-
Net change in non-cash operating balances (Note 14)	(29,927)	9,038	(21,877)	(10,548)
Cash provided by (used in) operating activities	(7,762)	45,380	51,548	41,005
FINANCING ACTIVITIES				
Proceeds of short term debt	40,589	26,611	119,918	112,371
Repayment of short term debt	(28,097)	(58,580)	(82,590)	(139,187)
Repayment of long term debt	(1,473)	(1,503)	(4,558)	(4,097)
Issue of share capital, net of share issue costs	1,193	175	9,438	10,552
Cash provided by (used in) financing activities	12,212	(33,297)	42,208	(20,361)
INVESTMENT ACTIVITIES				
Decrease in short term investments	-	-	1,312	-
Acquisition of investment on bcMetals, net of cash acquired of $2,812 (2006-$nil)	238	(751)	(58,668)	(751)
Acquisition and development of mineral properties	(12,726)	(5,834)	(31,521)	(12,498)
Increase in future site reclamation deposits	(95)	(75)	(258)	(244)
Other	(149)	24	(180)	6
Cash used in investment activities	(12,732)	(6,636)	(89,315)	(13,487)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,282)	5,447	4,441	7,157
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	34,771	2,049	22,048	339
CASH AND CASH EQUIVALENTS, END OF PERIOD	$26,489	$7,496	$26,489	$7,496

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

CASH AND CASH EQUIVALENTS ARE COMPRISED OF:	September 30 2007	December 31 2006
Cash in bank	$9,167	$4,251
Short term money market investments	17,322	17,797
	$26,489	$22,048

	Third Quarter Three Months Ended September 30		Year to Date Nine Months Ended September 30	
	2007	2006	2007	2006
OPERATING ACTIVITIES				
Interest expense paid	$886	$731	$3,069	$3,544
Income taxes paid	$5,946	$ -	$7,816	$182

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended September 30, 2007 the Company reclassified $185 of contributed surplus arising from warrants to share capital on the exercise warrants.

During the three months ended September 30, 2006 the Company reclassified $88 of contributed surplus arising from stock based compensation to share capital on the exercise of options.

During the nine months ended September 30, 2007:
(a) the Company reclassified $1,926 of contributed surplus arising from stock based compensation and warrants to share capital on the exercise of options and warrants.
(b) the Company received marketable securities with a fair value of $142 as option payments on a mineral properties.

During the nine months ended September 30, 2006:
(a) the Company reclassified $908 of contributed surplus arising from stock based compensation and warrants to share capital on the exercise of options and warrants.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2006 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes below.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

Marketable Securities

Marketable securities are classified as held for trading sale because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Unrealized holding gains and losses related to held for trading securities are included in the income statement in each period.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for held for trading sale securities.

Debt Financing Costs

The Company expenses debt financing costs when they are incurred.

2. CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions of Sections 3855, Financial Instruments–Recognition and Measurement, 3861–Financial Instruments–Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company recorded an increase of $169 to marketable securities, a decrease of $53 to future income tax assets and an adjustment of $116 as a one-time cumulative effect of a change in accounting policy in opening retained earnings.

Also under Section 3855, the Company adopted a policy to expense debt financing fees when they are incurred and as a result the Company recorded an adjustment to decrease opening retained earnings by $181 and increase future income tax assets by $81 to eliminate the deferred financing costs of $262 that were capitalized and amortized under the Company's previous accounting policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

3. INVENTORY

	September 30 2007	December 31 2006
Concentrate	$7,390	$8,978
Supplies	9,978	4,199
	$17,368	$13,177

4. INVESTMENT IN HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper and molybdenum mining operations in British Columbia and which was recorded on the equity basis until December 31, 2006.

Effective January 1, 2007 the Company regained joint control of Huckleberry and therefore, in accordance with generally accepted accounting principles, the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

(a) The Company's investment in Huckleberry is comprised of the following:

	Nine Months Ended September 30 2007	Year Ended December 31 2006
Balance, beginning of period	$45,438	$11,746
Change in accounting upon proportionate consolidation effective January 1, 2007 (see Note 4(b))	(45,438)	-
Equity income for the period	-	33,692
Balance, end of period	$ -	$45,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

(b) Joint Ventures

Included in the consolidated financial statements of the Company are the following amounts representing the Company's 50% joint venture interest in Huckleberry assets, liabilities and results of operations:

Balance Sheet	September 30 2007	January 1 2007
Current Assets		
Cash and cash equivalents	$27,811	$4,792
Short term investments	10,500	11,812
Other current assets	17,722	16,405
	56,033	33,009
Mineral property	19,222	21,869
Other	3,932	1,605
	79,187	56,483
Current Liabilities		
Accounts payable and other current liabilities	(25,084)	(4,003)
Future income taxes	-	(257)
Future site restoration costs	(7,721)	(6,785)
	$46,382	$45,438

	Three Months Ended September 30 2007	Nine Months Ended September 30 2007
Statement of Income		
Revenues	$23,190	$83,519
Expenses	13,969	41,230
Income before undernoted	9,221	42,289
Losses on derivative instruments	(6,984)	(22,710)
Income and mining taxes	(2,064)	(10,412)
Net Income	$173	$9,167
Statement of Cash Flows		
Operating activities	$2,493	$32,691
Financing activities	-	-
Investment activities	(1,047)	(2,172)
Increase in cash and cash equivalents	$1,446	$30,519

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

5. INVESTMENT IN bcMETALS CORPORATION

At December 31, 2006 the Company had a 19% interest in bcMetals Corporation ("bcMetals") which is developing a copper/gold mine in British Columbia and which was recorded on the cost basis. At December 31, 2006 the Company's investment in bcMetals was comprised of the following:

	December 31 2006
Purchase of common shares (market value $8,055)	$6,732
Acquisition costs	378
	$7,110

In 2007 the Company purchased, in conjunction with its takeover bid of bcMetals, additional shares of bcMetals at a cost of $61,480 inclusive of related fees and expenses. The total acquisition cost of bcMetals was $68,590. This acquisition was funded from existing cash resources, cash generated from operations and a $40,000 credit facility from Edco Capital Corporation, a party related to a significant shareholder (Note 6). As of September 30, 2007 the Company held 100% of the issued and outstanding shares of bcMetals.

This business combination has been accounted for as a purchase transaction with the Company being identified as the acquirer and bcMetals as the acquiree. The consolidated financial statements of the Company include the operating results of bcMetals commencing on the date of acquisition on February 16, 2007. The preliminary allocation of the purchase price of bcMetals is summarized in the following table and is subject to adjustment (Note 15):

Purchase price, subject to final adjustments	
Cash	$67,930
Acquisition costs	660
	$68,590
Net assets acquired	
Current assets	$2,963
Other assets	499
Mineral property	82,212
Current liabilities	(3,383)
Future site restoration costs	(75)
Future income taxes	(13,626)
	$68,590

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

6. SHORT TERM DEBT

	September 30 2007	December 31 2006
Concentrate advances [US$20,000 (2006-US$nil)]	$19,927	$ -
Credit facility from a related party bearing interest at 9% per annum, payable monthly, and due on November 30, 2007. Subsequent to September 30, 2007 the due date on facility was extended to February 29, 2008 and the interest rate increased to 10% per annum effective December 1, 2007.	17,000	-
Equipment finance contracts	-	1,869
	$36,927	$1,869

7. LONG TERM DEBT

	September 30 2007	December 31 2006
Mount Polley Mine Construction Loan	$3,267	$4,081
Mount Polley Finance Contracts	2,068	2,349
Mount Polley Finance Contracts [US$68 (2006-US$518)]	68	604
Mount Polley Finance Contracts	21	73
Mount Polley Bank Term Loan	5,558	8,464
	10,982	15,571
Less portion due within one year	(5,196)	(6,061)
	$5,786	$9,510

8. DEBT COMPONENT OF CONVERTIBLE DEBENTURES

	Nine Months Ended September 30 2007	Nine Months Ended September 30 2006
Balance, beginning of period	$10,513	$13,720
Accretion	726	916
Conversion to shares	-	(1,049)
Balance, end of period	$11,239	$13,587

Each $8.65 of face value of convertible debenture is convertible into one common share of the Company at any time prior to March 10, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

9. FUTURE SITE RECLAMATION COSTS

	Nine Months Ended September 30 2007	Nine Months Ended September 30 2006
Balance, beginning of period	$3,415	$3,649
Accretion	596	195
Costs incurred during the period	(96)	-
Additions to future costs	67	-
Consolidation of bcMetals	75	-
Consolidation of Huckleberry	7,903	-
Effect of translation of foreign currencies	(162)	(42)
Balance, end of period	11,798	3,802
Less portion due within one year	(501)	-
	$11,297	$3,802

10. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 11). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

	Nine Months Ended September 30 2007	Nine Months Ended September 30 2006
Balance, beginning of period	$ -	$ -
Recognition of initial liability on amendment to the stock option plans	14,909	-
Share based compensation	1,355	-
Current period payment for options surrendered	(2,653)	-
Transferred to share capital on issuance of common shares	(5,116)	-
Balance, end of period	8,495	$ -
Less portion due within one year	(8,197)	-
	$298	$ -

In conjunction with the recognition of the liability for share based compensation, the Company changed from the straight line method of calculating vested options to the graded vesting method. The graded vested method results in front end loaded vesting compared to the straight line method which allocates vesting equally over the vesting period. Based on the liability calculated using the Company's share price at June 30, 2007 the graded vesting method has increased the share based compensation expense, net of tax, by $1,085 for the three and six months ended June 30, 2007. It is not practical to determine the impact of the change in method on periods subsequent to June 30, 2007 as the calculation may be significantly impacted by changes in the Company's share price and therefore the disclosure would not be meaningful.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

11. SHARE CAPITAL

(a) Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At September 30, 2007. 2,011,914 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

In June 2007 the Company amended its outstanding Share Option Plans providing all option holders the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in a liability being recorded for the intrinsic value of the stock options (Note 10).

In February 2007 the Company granted its employees options to purchase 90,000 common shares of the Company with a fair value of $398. The fair value of the share options issued on February 26, 2007 was estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions: exercise price $10.90; dividend yield 0%; risk free interest rate 3.95%; expected life 3.55 years; expected volatility 50%.

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

A summary of the status of the Company's Share Option Plans as of September 30, 2007 and changes during the nine months then ended is presented below:

	Number of Share Options	Weighted Average Exercise Price
Outstanding at December 31, 2006	1,996,333	$4.94
Granted	140,000	$12.11
Exercised	(879,500)	$2.91
Outstanding at September 30, 2007	1,256,833	$7.15
Options exercisable at September 30, 2007	530,166	$6.60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The following table summarizes information about the share options outstanding at September 30, 2007:

	Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable	Exercise Price
$ 5.30	150,000	4.3 years	16,667	$5.30
$ 6.60	911,833	2.9 years	498,499	$6.60
$ 6.80	8,000	2.3 years	8,000	$6.80
$ 9.10	47,000	4.3 years	7,000	$9.10
$10.90	90,000	5.3 years	-	-
$14.30	50,000	6.3 years	-	-
	1,256,833	3.4 years	530,166	$6.60

(c) Normal Course Issuer Bid ("NCIB")

On September 18, 2007 the Toronto Stock Exchange (the "TSX") accepted for filing the Company's Notice for its NCIB to be transacted through the facilities of the TSX.

Pursuant to the NCIB, the Company may purchase up to 1,305,150 common shares, which represents 10% of the public float and approximately 4% of the total 32,687,465 common shares of the Company issued and outstanding as of September 12, 2007. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 20, 2007 and ending September 19, 2008. Pursuant to TSX policies, daily purchases made by the Company will not exceed 11,787 common shares or 25% of the Company's average daily trading volume of 47,148 common shares on the TSX, subject to certain prescribed exceptions. The Company intends to hold all shares acquired under the NCIB for cancellation. The funding for any purchase pursuant to the NCIB will be financed out of the working capital of the Company.

In the quarter ended September 30, 2007, the Company did not purchase any shares under the NCIB.

12. INCOME AND MINING TAXES

	September 30 2007	September 30 2006
BC mineral taxes	$1,909	$1,964
Current income taxes	15,423	-
Future income taxes	(2,535)	12,939
	$14,797	$14,903

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

13. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

	September 30 2007	December 31 2006
Assets		
Security deposits with counterparties [US$1,000 (2006-US$1,125)]	$996	$1,311
Put options purchased [US$2,089 (2006-US$8,914)]	2,081	10,388
	$3,077	$11,699
Liabilities		
Call options sold [US$15,476 (2006-US$3,255)]	$15,419	$3,793
Forward sale obligations [US$8,328 (2006-US$nil)]	8,297	-
	$23,716	$3,793

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At September 30, 2007 the Company had entered into various contracts to protect the cash flow from Mount Polley and Huckleberry against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of September 30, 2007 depending on the attributes of the contracts.

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices. Option contracts outstanding at September 30, 2007 are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
October to December 2007	$2.69	$3.25	13,614,000	6,450,000
January to December 2008	$2.82	$3.43	19,842,000	27,007,000
April to December 2008	$1.90	-	12,649,000	-
January to December 2009	$1.82	-	16,948,000	-
January to March 2010	$1.80	-	4,299,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net pounds of copper specified in the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Forward sales contracts outstanding at September 30, 2007 are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
October to December 2007	$2.96	3,665,000
January to December 2008	$2.97	7,689,000
January to March 2009	$3.08	1,984,000

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net pounds of copper specified in the contract.

From October 1, 2007 to November 7, 2007 the Company purchased put options, sold call options and entered into forward sales contracts to manage its exposure to changes in copper prices. The net pounds of copper and the exercise price under option contracts is as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold (Bought)
Contract Period			*lbs of copper*	*lbs of copper*
December 2007	-	$3.30	-	(1,102,000)
February 2008	-	$3.30	-	1,102,000
July to December 2008	$3.00	$4.10	7,937,000	7,937,000

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The call options contracts ensure that the Company will receive a price per pound of copper that is no more than the maximum price for the net pounds of copper specified in the contract.

The forward sales entered into during this period are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
January 2008	$3.52	468,000

This forward contract ensures that the Company will receive US$3.52 per pound of copper for the net pounds of copper specified in the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

14. SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended	
	September 30 2007	September 30 2006
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$(32,239)	$16,531
Inventory	4,591	(2,285)
Derivative instrument assets and margin call deposits	3,456	10,370
Accounts payable and accrued liabilities	1,389	(1,089)
Taxes payable	(2,464)	684
Derivative instrument liabilities	(4,660)	(15,173)
	$(29,927)	$9,038

	Nine Months Ended	
	September 30 2007	September 30 2006
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$(27,367)	$(8,467)
Inventory	1,443	(4,266)
Derivative instrument assets and margin call deposits	9,863	(1,175)
Accounts payable and accrued liabilities	(1,419)	(2,286)
Taxes payable	9,516	1,782
Derivative instrument liabilities	(13,913)	3,864
	$(21,877)	$(10,548)

15. CONTINGENT LIABILITIES

The Company acquired bcMetals (Note 5) which is a party to four legal actions and one contingent liability pertaining to the Red Chris project. The status of these actions is as follows:

(a) CEAA

On September 25, 2007 the Federal Court of Canada ruled that the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review. and not as a screening level review, setting aside the Federal Screening Report of bcMetals' Red Chris project, issued in May, 2006.

Subsequent to September 30, 2007 the ruling was appealed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada and by bcMetals. The appeal is expected to be heard by the Federal Court of Appeal in the summer of 2008 with a decision in the fall of 2008.

At issue is the nature of the discretion of Federal authorities to scope a project under the Canadian Environmental Assessment Act.

The Red Chris Project was subject to both Provincial and Federal environmental review.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information including the fact that the project was undergoing a full Provincial environmental assessment, it was determined that the Federal environmental assessment would proceed by way of a screening report.

Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full cooperation with the Federal responsible authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental, and socio-economic elements of the project and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace, and Stewart and the Government Agent's office in Dease Lake and Band Offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the BC Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris Project.

In July 2005, the Provincial Environmental Assessment Report concluded the project was not likely to cause significant adverse environmental effects. The project subsequently received a Provincial Environmental Certificate. In April 2006, the Federal responsible authorities issued their Screening Report which also concluded that the project was not likely to cause significant adverse environmental effects.

The appealed judgment impacts only the Federal environmental assessment. There is no impact on the Provincial Environmental Certificate. If the appeal is successful, the Screening Report will stand. If the appeal is unsuccessful, the responsible Federal authorities will be required to carry out a comprehensive study level review, substantially duplicating the work that has been carried out by the Province under the B.C. Environmental Assessment Act.

(b) Trafigura

In November 2006 bcMetals commenced an action against Trafigura Beheer BV ("Trafigura") seeking a declaration that there is no binding and enforceable agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project. Trafigura has counterclaimed that there is a binding and enforceable sales agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project. This action is in the discovery stage.

(c) Glencore

In November 2006 Glencore Ltd. ("Glencore") commenced an action against bcMetals seeking to enforce a contract for the sale of copper concentrates from the Red Chris project. bcMetals has counter-claimed against Glencore seeking damages for contractual interference. This action is in the discovery stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

(d) American Bullion

In October 2006, two minority shareholders of American Bullion Minerals Ltd ("ABML") filed a Petition in the Supreme Court of British Columbia seeking to certify the Petition as a class action proceeding and seeking, primarily, a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and an order that bcMetals, the 52% owner of ABML, purchase the shares of the minority shareholders of ABML, which is in bankruptcy. The Petitioners subsequently filed a motion on March 23, 2007 seeking to have the bankruptcy annulled. At the request of the Court, the Petitioners filed an Amended Petition in April 2007 to consolidate the oppression and bankruptcy proceedings. The Trustee in Bankruptcy challenged the standing of the Petitioners to bring a motion in the bankruptcy proceeding. The Court ruled that the Petitioners do have standing in the bankruptcy proceeding. The Amended Petition will likely be heard on its merits in fourth quarter of 2007.

(e) Jiangxi Copper

In February 2007 bcMetals was asked to pay a US$1.0 million break fee to Global International Jiangxi Copper Mining Company Limited ("Jiangxi") for non completion of a proposed limited partnership for the development of the Red Chris project. The Company's position is that not all the underlying conditions of the agreement have been met and therefore no break fee is payable. No amount has been accrued in these financial statements in connection with the requested break fee. Should bcMetals be required to pay a break fee, the amount paid will be reflected in the net assets acquired on the purchase of bcMetals.

Imperial Metals

Third Quarter Report
September 30, 2007

CORPORATE INFORMATION

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

TSX:III

Share Structure: September 30, 2007
Outstanding: 32,687,465
Fully Diluted: 35,560,483
Market Capitalization: $482 M

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1
Toll Free 800.564.6253
service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates are to be directed to Computershare.

DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

END